July 14, 2006

Mayer, Brown, Rowe & Maw LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel (312) 782-0600

Main Fax (312) 701-7711

www.mayerbrownrowe.com

Daniel L. Horwood

Direct Tel (312) 701-7505

Direct Fax (312) 706-8461

dhorwood@mayerbrownrowe.com

By FACSIMILE AND OVERNIGHT DELIVERY

Carmen Moncada-Terry

Division of Corporation Finance

Securities and Exchange Commission

100 F Street,

NE Washington, DC 20549

Re:	National Coal Corp. Registration Statement Nos. 333-134146 and 134147

Ladies and Gentlemen:

On behalf of National Coal Corp. (the “Company”), we are writing to respond to your letter dated May 14, 2006, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Registration Statements on Form S-3 (File No. 333-134147) and Form S-4 (File No. 333-134146).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on the Registration Statements carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. Where we have revised the Registration Statements in response to the Staff’s comment, we have so indicated. We have also included with this letter marked copies of the amendments to the Registration Statements.

In addition to making revisions in response to the Staff’s comments, we have also revised the disclosure to include or incorporate by reference quarterly financial statements of the Company for the quarter ended March 31, 2006, a Management’s Discussion and Analysis of Financial Condition and Results of Operations for that same quarterly period and other changes we believed are appropriate.

Form S-3 filed May 15, 2006

1. Confirm that the warrants are in fact outstanding. We note that you recently filed proxy materials to solicit shareholder approval for the issuance of the warrants.

Response:

The Company confirms that it privately placed the warrants on December 29, 2005 pursuant to an exemption from registration under Rule 144A of the Securities Act and that the warrants have been outstanding since that date.

Nasdaq Marketplace Rule 4350(i)(1)(D)(ii) requires shareholder approval prior to the issuance of securities under certain circumstances, including in connection with a transaction, other than a public offering, that involves the sale or issuance of common stock, or securities convertible into or exercisable for common stock, equal to 20% or more of our common stock or 20% or more of the voting power outstanding before the issuance at a price (or in the case of convertible securities, a conversion price) less than the greater of the book or market value of our common stock.

The warrants contain certain price-based anti-dilution adjustment provisions that cause the exercise price and number of shares purchasable under the warrants to be adjusted in the event that we issue additional securities to an affiliate at a price below the per share price at which we sell our securities to a non-affiliate within the immediately preceding three months. An adjustment pursuant to these provisions could, in certain limited circumstances, cause the warrants to become convertible into shares representing more than 20% of our outstanding common stock at the time of the sale of the warrants at a purchase price less than the market or book value of our common stock as of the date of issuance. The warrants, however, have an exercise price of $8.50, which was substantially in excess of the closing price of our common stock on the date of the purchase agreement (which closing price was $6.60 on December 29, 2005).

In February, the Nasdaq staff informed the Company that, as a consequence of these price based anti-dilution provisions in the warrants, and the possibility of an adjustment which could, in certain limited circumstances, cause the warrants to become convertible into shares representing more than 20% of our outstanding common stock at the time of issuance, the Company must seek shareholder approval of the issuance of the warrants or else it will not be in compliance with Rule 4350(i)(1)(D)(ii).

On June 21, 2006, our shareholders approved the ratification of the issuance of the warrants in order to come into compliance with Rule 4350(i)(1)(D)(ii).

2. We note your disclosure on the cover page of the prospectus that the registration statement related to the offer and sale of shares of your common stock, which are initially issuable upon the exercise of the warrants. However, it appears that the registration statement should relate to the resale of such shares. Please revise or advise.

Response:

The Company notes that it privately placed the warrants on December 29, 2005 pursuant to an exemption from registration under Rule 144A of the Securities Act. The Company agreed to register the warrants and the resale of the common stock underlying the warrants by the selling securityholders. In addition, because the selling securityholders may transfer the warrants pursuant to this registration statement, a private placement exemption for the exercise of the warrants may be unable to subsequent purchasers of the warrants. Accordingly, the Company believes that it is necessary to allow purchasers other than the selling securityholders to use this prospectus in connection with the exercise of the warrants.

The Company notes that this approach is consistent with other recent registration statements. See, for example, Registration Statement No. 333-127088 filed by Interpool, Inc. and Registration Statement No. 333-129899 filed by US Airways Group, Inc.

3. We note that you do not identify all of the selling shareholders and include all information about them as required by Item 507 of Regulation S-K. Please confirm that you are eligible to omit such information under Rule 430B and Form S-3.

Response:

The Company is not eligible to omit information about selling shareholders after effectiveness of the registration statement because it does not meet the requirements of Instruction I.B.1 of Form S-3. The Company has submitted questionnaires to all of the purchasers of the warrants, and has not received responses from all holders. Under the Registration Rights agreement dated December 29, 2005, the Company is not required to register warrants and common stock underlying warrants of holders who do not respond to the questionnaire within 30 business days. Accordingly, because that time period has expired, the Company will not include any selling securityholders other than those listed at the time of effectiveness. The Company has revised the registration on page 14 accordingly.

4. Expand the table to include the natural persons with the power to vote or dispose of the securities offered for resale by the entities that are listed as selling securityholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to the CF Telephone interpretation manual.

Response:

The Company has revised the table on page 14 to include footnotes detailing the beneficial ownership for each of the entities listed. Please note that, with respect to Bear Stearns Credit Products, the Company has been advised that Bear Stearns Credit Products is 100% owned by The Bear Stearns Companies, Inc., which is a publicly traded company and information about its ownership is provided in The Bear Stearns Companies, Inc.’s proxy statement for the year ended December 31, 2005.

5. We note that the selling securityholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Response:

The Company has confirmed with the selling securityholders that they will not engage in short sales prior to effectiveness, and has modified the disclosure on page 16 accordingly.

6. Revise to incorporate by reference your Form 10-QSB for the period ended March 31, 2006.

Response:

The Company has revised the incorporation by reference section on page 28 to include its Form 10-Q for the three months ended March 31, 2006, as well as Forms 8-K filed on May 18, 2006 and June 1, 2006.

7. Please revise to conform to Item 512(a) of Regulation S-K, as amended.

The Company has revised the Item 512(a) undertaking on page II-3 to include the references to Rule 430C.

8. Please revise to include the required interim financial statements.

The Company has revised the prospectus to include financial statements for the three months ended March 31, 2006.

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Please call me at 312-701-7505 or Jim Junewicz at 312-701-7032 with any questions or other communications regarding the enclosed materials.

Very truly yours,

Daniel L. Horwood

DLH/dlh

Enclosures

cc:	Tangela Richter, Branch Chief (Securities and Exchange Commission)
T. Michael Love (National Coal Corp.)
Charles Kite (National Coal Corp.)